Exhibit 99.B(d)(88)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
Enhanced Investment Technologies, LLC

As of                         , 2004

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Managed Trust

Large Cap Disciplined Equity Fund

Agreed and Accepted:

SEI Investments Management Corporation	Enhanced Investment Technologies, LLC

By:	By:

Name:	Name:

Title:	Title:

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